Contact

www.linkedin.com/in/sroge (LinkedIn)

Top Skills

Mergers
Budgeting
Venture Capital

Certifications

Certified Bitcoin Professional

Joshua Sroge

People - Growth - Crypto
Boulder, Colorado, United States

Summary

CEO COO CFO & Transformation Executive to growth stage companies.

Experience

HBAR Foundation
Chief Financial Officer
February 2022 - Present (1 year)

FireStone CFO
Principal
November 2014 - Present (8 years 3 months)
Denver, CO

We provide tactical and strategic C-level expertise to emerging and high growth companies. With CFOs, Controllers, Sr Accountants and Bookkeepers, our services include finance & accounting solutions, balance sheet strategy, sophisticated budgets and modeling, restructuring, systems implementation and optimization, and Board expertise. FireStone CFO positions clients for increased growth with scalable infrastructure to increase stakeholder value.

The F Suite
Founding Member
May 2022 - Present (9 months)

We are an independent, invitation-only, peer community where CFOs share knowledge / best practices and support each other throughout our lives and careers.

BXE Capital
Partner
May 2020 - Present (2 years 9 months)

Partner at BXE Capital, a digital asset/cryptocurrency investment fund focused on high-growth yield generating investments in blockchain technologies.

SimpleDEFI
Strategic Advisor
November 2021 - Present (1 year 3 months)

Hedge
Advisor
January 2021 - Present (2 years 1 month)

eCortex
CFO
December 2014 - January 2023 (8 years 2 months)
Boulder, CO

eCortex is an AI research and development company dedicated to the idea that the most important advances in artificial intelligence will come from a deep understanding of the mechanisms in the human brain. We perform basic and applied research for defense and intelligence agencies in programs where the challenges are broad enough to defy narrow algorithmic solutions. Primary customers include iARPA, DOD & ONR, developing breakthrough AI technology.

Binance.US
1 year 10 months

Interim CEO
August 2021 - October 2021 (3 months)

Chief Financial Officer
January 2020 - October 2021 (1 year 10 months)

TextUs
Interim CFO
November 2019 - September 2020 (11 months)
Boulder, CO

Zilo International Group
Senior Strategist
January 2019 - September 2020 (1 year 9 months)
Greater Denver Area

Liqid Inc.
Interim CFO
July 2019 - October 2019 (4 months)

Broomfield, CO

Burnes For Colorado
Treasurer
April 2019 - July 2019 (4 months)
Boulder, CO

Treasurer for Ellen Burnes' 2020 U.S. Senate Primary Campaign

ShapeShift.io
Chief Accounting Officer
September 2017 - October 2018 (1 year 2 months)
Zug, Switzerland

From 15 to 115 employees in a year. Cryptocurrency exchange & blockchain technology: Entity, equity, valuation, US & multi-jurisdictional tax, getting to GAAP, internal control, policy & procedure, audit readiness, audit, M&A, Board and investor relations, build accounting function/books/team, ERP/Netsuite implementation. Consultant March 2017, full-time Sept 2017.

GeoSynFuels
Vice President Finance
August 2007 - August 2017 (10 years 1 month)
Golden, CO

GeoSynFuels developed proprietary low cost processes for the production of advanced biofuels, biotech, and other biotechnology applications using renewable feedstocks, primarily a fermentation platform specialized in 5 carbon sugars. With the ability to produce varied energy molecules, GeoSynFuels' process is highly flexible, but the primary development centered on ethanol for reasons of market demands and ease of deployment. $30mm equity and $10mm debt financing since inception.

GFF, LLC
CFO
August 2008 - December 2016 (8 years 5 months)
Golden, CO

Geo Fossil Fuels is using selective techniques to breed organisms for advanced forms of microbial enhanced oil recovery (MEOR). The Company's initial target is the large quantity of unrecoverable oil. Numerous other fossil resources could potentially be upgraded effectively and extracted more efficiently using our microbes. Field testing in 2016/17. $10.5mm in equity financing since inception in 2008.

Agrius BioForms LLC
Director
April 2009 - February 2012 (2 years 11 months)

The Donald Danforth Plant Science Center and GeoSynFuels, LLC (GSF) have formed a joint venture to produce low cost proteins such as enzymes, pharmaceuticals, and animal feed. The joint venture, Agrius BioForms LLC (ABF), plans to commercialize a proprietary protein production system developed by joint activities of Danforth Center and U.S. Department of Agriculture scientists. Initial activities will focus on the production of enzymes for GSF's cellulosic biofuels process. Additional uses for the technology will be targeted in the future.

The advantage of ABF's technology lies in its use of the soybean seed and other high-protein-content seeds as protein production platforms. Soybean seeds can produce and store proteins at high levels, and the technology inventors have developed a method to produce targeted proteins within the seeds. ABF’s technology will enable the seed to act as a protein “biofactory” and is expected to significantly reduce the complexity and cost of industrial protein production.

The development of ABF's technology is expected to further reduce the low cost of GSF's cellulosic biofuels process and improve GSF's ability to compete in the $1.5 trillion global transportation fuel market. At present, the high cost of enzymes is a major barrier to expansion of the cellulosic biofuels industry, referred to as ‘second generation biofuels’. ABF's technology has the potential to produce low-cost, high-efficacy biofuel enzymes and assist cellulosic biofuels in improving US energy security, thereby reducing greenhouse gas emissions, and creating tens of thousands of new “green collar” jobs.

http://www.publicbroadcasting.net/kwmu/
news.newsmain/article/0/0/1517577/KWMU.News/
Donald.Danforth.Plant.Science.Center.partners.with.private.company

http://stlouis.bizjournals.com/stlouis/stories/2009/06/15/story7.html?ana=e_ph

Dassault Systemes - Spatial Corp.
Director of Finance
September 2002 - July 2007 (4 years 11 months)

When I joined we had a LTD loss of $35M, since the DS acquisition had occurred in 2000, which was nearly their purchase price. Restructuring to

optimize the balance sheet, operations, and revenue, by 2006 we had our first profitable year at $1.5M, and when I left in 2007 we were on the way to doubling the NI, along with robust revenue growth and conversion of unfavorable legacy contracts. The two products that were 95% of revenue are components, so this royalty based business is growth constrained due to high cost of either (1) conversion to our kernel and associated products or (2) birth-to-market entry for the end product software developer. By partnering tightly with our customers we were able to beat the industry growth rates, by enabling their product success in the market which also made our products more attractive and robust. Along with smart cost cutting, we achieved the NI gains that turned this company around.

GE Capital - Access Distribution
Corporate Reporting & International Accounting
July 2000 - September 2002 (2 years 3 months)

We were an IT solutions provider, hardware & software, the only company in the GE Capital portfolio with inventory. Riding the dot.com boom, we grew markedly until shortly after I was hired, thereby creating the challenge of restructuring core elements while managing the company in a shrinking market. I was the "finance & IT swat team", integrating the int'l components of our company, part of the Oracle team to migrate to a new platform, and synchronizing communications with Stamford.

Image Guided Technologies
Accounting Manager
February 1998 - July 2000 (2 years 6 months)

IGT's main product was a three camera light bar that interacted with a probe to orient the probe in three dimensional space. The primary application was brain surgery, where the probe tip location can be projected into an MRI image to orient the surgeon. It also had application in straightening auto frames. During my tenure we acquired a laproscopic surgical manufacturer in Springfield, MA and integrated it into the portfolio, positioning ourselves for the acquisition by Stryker, the large int'l specialty surgical surgical and medical products company.

Kryptonics
Assistant Controller
January 1996 - January 1998 (2 years 1 month)

Krypto's main product was rollerblade & skate wheels, and the company rode a revenue curve that mirrored the rapid ascent, and decline, of the rollerblade.

We hired an executive team to position the company to maximize short term valuation, by automating the entire plant to improve margins, but the market conditions were highly challenging in the face of declining demand. Ultimately the company was sold to its larger competitor, Hyper, and the only remaining portion is Kryptane, the industrial component division, still in business as a subsidiary of Argonics, in the original location in Louisville, CO.

Shaw Concerts
Controller
September 1991 - November 1995 (4 years 3 months)

Located across from Lincoln Center in New York City, Shaw Concerts was a classical music agency, representing artists such as soloists, chamber groups, and orchestras. We negotiated contracts with presenters and booked the tour for the artist, collecting a percentage of their income from the bookings. I had the opportunity to travel as road manager with orchestras, accompany high profile artists to rehearsals at Lincoln Center and Carnegie Hall, and attended over 100 concerts per year. It was a truly unique experience.

Education

City University of New York-Hunter College

Bronx High School of Science